2010

Financial Supplement

2010 Third Quarter Report



 FBL Financial Group, Inc.

Corporate Headquarters	FBL Financial Group, Inc. 5400 University Avenue West Des Moines, Iowa 50266-5997 (515) 225-5400
Financial Inquiries	*For more information contact:* Jim Brannen Chief Financial Officer Jim.Brannen@FBLFinancial.com (515) 225-5631 Don Seibel Vice President – Finance Don.Seibel@FBLFinancial.com (515) 226-6399 Kathleen Till Stange Investor Relations Vice President Kathleen.TillStange@FBLFinancial.com (515) 226-6780
Internet Information	FBL Financial Group, Inc. www.fblfinancial.com
Stock Symbol	NYSE: FFG
Transfer Agent	The Bank of New York Mellon c/o BNY Mellon Shareowner Services Shareholder Relations Department P.O. Box 358015 Jersey City, NJ 07310-1900 www.bnymellon.com/shareowner

FBL Financial Group, Inc.

FBL Financial Group, Inc.
Financial Supplement (Unaudited)
September 30, 2010
Table of Contents/Notes

NOTE 1: In addition to net income, FBL Financial Group has consistently utilized operating income (loss), a non-GAAP financial measure commonly used in the life insurance industry, as a primary economic measure to evaluate its financial performance. Operating income (loss) for the periods presented equals net income adjusted to eliminate the impact of realized and unrealized gains and losses on investments and changes in net unrealized gains and losses on derivatives.

We use operating income (loss), in addition to net income, to measure our performance since realized gains and losses on investments and the change in net unrealized gains and losses on derivatives can fluctuate greatly from quarter to quarter. These fluctuations make it difficult to analyze core operating trends. In addition, for derivatives not designated as hedges, there is a mismatch between the valuation of the asset and liability when deriving net income. Specifically, call options relating to our index business are one or two-year assets while the embedded derivative in the index contracts represents the rights of the contract holder to receive index credits over the entire period the index annuities are expected to be in force. For our other embedded derivatives and interest rate swaps, the instruments are marked to market, but the associated liabilities are not marked to market. A view of our operating performance without the impact of these mismatches and non-recurring items enhances the analysis of our results. We use operating income for goal setting, determining company-wide short-term incentive compensation and evaluating performance on a basis comparable to that used by many in the investment community.

NOTE 2: Results for the fourth quarter of 2009 were impacted by a reinsurance transaction where EMC National Life Company recaptured a block of annuities and life insurance policies with reserves totaling $246.8 million. The pre-tax gain from this transaction totaling $11.1 million is reported as other income in the Traditional and Universal Life Insurance and Traditional Annuity – Independent Distribution segments. We also made refinements to reserve estimates, including related adjustments to deferred policy acquisition costs and other offsets in the fourth quarter of 2009, which increased pre-tax operating income $11.4 million for the Traditional and Universal Life Insurance segment, primarily due to a $10.3 million reduction in interest credited. These refinements also increased operating income for the Variable segment $1.2 million and decreased operating income for the Traditional Annuity – Exclusive Distribution segment $1.8 million.

NOTE 3: Certain financial information presented herein may not add due to rounding.

FBL Financial Group, Inc.
Consolidated Balance Sheets (Unaudited)
(Dollars in thousands)

	September 30, 2010	December 31, 2009
Assets		
Investments:		
Fixed maturities - available for sale, at market (amortized cost: 2010 - $10,850,431; 2009 - $10,338,670)	$ 11,322,565	$ 9,864,601
Equity securities - available for sale, at market (cost: 2010 - $75,760; 2009 - $62,271)	77,331	60,154
Mortgage loans on real estate	1,269,829	1,293,936
Derivative instruments	44,720	44,023
Real estate	16,114	16,563
Policy loans	170,045	168,736
Other long-term investments	139	1,882
Short-term investments	238,692	203,142
Total investments	13,139,435	11,653,037
Cash and cash equivalents	55,196	11,690
Securities and indebtedness of related parties	53,224	46,518
Accrued investment income	145,472	131,655
Amounts receivable from affiliates	5,967	8,311
Reinsurance recoverable	113,118	126,918
Deferred policy acquisition costs	690,949	1,101,233
Deferred sales inducements	215,952	359,771
Value of insurance in force acquired	20,028	38,781
Property and equipment, less allowances for depreciation of $63,742 in 2010 and $62,895 in 2009	18,071	17,335
Current income taxes recoverable	12,277	16,955
Goodwill	11,170	11,170
Other assets	54,325	33,894
Assets held in separate accounts	705,156	702,073
Total assets	$ 15,240,340	$ 14,259,341

FBL Financial Group, Inc.
Consolidated Balance Sheets (Continued)
(Dollars in thousands)

	September 30, 2010	December 31, 2009
Liabilities and stockholders' equity		
Liabilities:		
Policy liabilities and accruals:		
Future policy benefits:		
Interest sensitive and index products	$ 10,567,969	$ 10,149,505
Traditional life insurance and accident and health products	1,349,864	1,318,834
Unearned revenue reserve	22,544	27,500
Other policy claims and benefits	19,112	22,185
	11,959,489	11,518,024
Other policyholders' funds:		
Supplementary contracts without life contingencies	507,216	502,553
Advance premiums and other deposits	177,571	169,108
Accrued dividends	8,613	9,656
	693,400	681,317
Amounts payable to affiliates	2,218	759
Long-term debt payable to affiliates	100,000	100,000
Long-term debt	271,147	271,084
Deferred income taxes	152,234	27,506
Other liabilities	186,204	87,301
Liabilities related to separate accounts	705,156	702,073
Total liabilities	14,069,848	13,388,064
Stockholders' equity:		
FBL Financial Group, Inc. stockholders' equity:		
Preferred stock, without par value, at liquidation value - authorized 10,000,000 shares, issued and outstanding 5,000,000 Series B shares	3,000	3,000
Class A common stock, without par value - authorized 88,500,000 shares, issued and outstanding 29,672,616 shares in 2010 and 29,282,989 shares in 2009	115,410	109,877
Class B common stock, without par value - authorized 1,500,000 shares, issued and outstanding 1,192,990 shares	7,522	7,522
Accumulated other comprehensive income (loss)	116,453	(118,730)
Retained earnings	928,042	869,487
Total FBL Financial Group, Inc. stockholders' equity	1,170,427	871,156
Noncontrolling interest	65	121
Total stockholders' equity	1,170,492	871,277
Total liabilities and stockholders' equity	$ 15,240,340	$ 14,259,341

FBL Financial Group, Inc.
Consolidated Statements of Operations (Unaudited)
(Dollars in thousands, except per share data)

	Three months ended September 30,		Nine months ended September 30,	
	2010	2009	2010	2009
Revenues:				
Interest sensitive and index product charges	$ 28,371	$ 34,915	$ 88,809	$ 129,046
Traditional life insurance premiums	38,721	37,576	120,757	116,484
Net investment income	181,974	180,168	539,971	547,009
Derivative income	39,826	49,426	7,877	41,825
Net realized capital gains on sales of investments	6,532	2,494	13,448	37,973
Total other-than-temporary impairment losses	(370)	(8,581)	(58,880)	(88,432)
Non-credit portion in other comprehensive income/loss	(1,063)	6,957	42,331	37,780
Net impairment loss recognized in earnings	(1,433)	(1,624)	(16,549)	(50,652)
Other income	3,562	4,588	10,512	13,835
Total revenues	297,553	307,543	764,825	835,520
Benefits and expenses:				
Interest sensitive and index product benefits	117,282	95,360	367,920	319,198
Change in value of index product embedded derivatives	56,598	96,371	24,052	139,052
Traditional life insurance benefits	24,451	23,407	74,205	69,964
Increase in traditional life future policy benefits	10,791	9,991	29,557	29,819
Distributions to participating policyholders	4,193	4,760	13,253	14,738
Underwriting, acquisition and insurance expenses	33,603	43,891	127,204	172,057
Interest expense	6,099	6,116	18,334	19,164
Other expenses	4,310	4,103	13,619	14,583
Total benefits and expenses	257,327	283,999	668,144	778,575
	40,226	23,544	96,681	56,945
Income taxes	(13,530)	(7,802)	(31,996)	(18,528)
Equity income, net of related income taxes	1,955	140	4,257	301
Net income	28,651	15,882	68,942	38,718
Net loss attributable to noncontrolling interest	26	33	79	125
Net income attributable to FBL Financial Group, Inc.	$ 28,677	$ 15,915	$ 69,021	$ 38,843
Earnings per common share	$ 0.94	$ 0.53	$ 2.27	$ 1.29
Earnings per common share - assuming dilution	$ 0.93	$ 0.53	$ 2.25	$ 1.29
Cash dividends per common share	$ 0.0625	$ 0.0625	$ 0.1875	$ 0.2500

FBL Financial Group, Inc.
Consolidated Statements of Operating Income
(Dollars in thousands, except per share data)

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Operating revenues:					
Interest sensitive and index product charges	$ 34,910	$ 29,748	$ 30,001	$ 30,427	$ 28,388
Traditional life insurance premiums	37,576	39,191	39,245	42,791	38,721
Net investment income	180,168	177,644	178,089	179,908	181,974
Derivative income (loss)	(27,752)	1,535	8,144	12,474	8,372
Other income	4,588	14,900	3,019	3,931	3,562
Total operating revenues	229,490	263,018	258,498	269,531	261,017
Benefits and expenses:					
Interest sensitive and index product benefits	100,516	114,468	127,182	132,685	125,317
Traditional life insurance benefits	23,407	23,820	27,566	22,186	24,451
Increase in traditional life future policy benefits	9,991	5,947	9,741	9,025	10,791
Distributions to participating policyholders	4,760	4,678	4,673	4,387	4,193
Underwriting, acquisition and insurance expenses:					
Commission expense, net of deferrals	3,708	3,179	3,767	3,283	3,397
Amortization of deferred policy acquisition costs	20,679	31,041	27,456	32,718	20,036
Amortization of value of insurance in force acquired	808	417	552	593	406
Other underwriting expenses	20,946	20,074	18,819	18,619	19,468
Total underwriting, acquisition and insurance expenses	46,141	54,711	50,594	55,213	43,307
Interest expense	6,116	6,116	6,118	6,117	6,099
Other expenses	4,103	4,321	4,254	5,055	4,310
Total benefits and expenses	195,034	214,061	230,128	234,668	218,468
	34,456	48,957	28,370	34,863	42,549
Income taxes	(11,621)	(16,001)	(9,181)	(11,658)	(14,343)
Net loss attributable to noncontrolling interest	33	18	14	39	26
Equity income, net of related income taxes	140	449	1,095	1,207	1,955
Operating income	**23,008**	**33,423**	**20,298**	**24,451**	**30,187**
Realized gains/losses on investments, net of offsets	(1,853)	(5,105)	(1,319)	(2,052)	1,567
Change in net unrealized gains/losses on derivatives, net of offsets	(5,240)	2,674	(958)	(76)	(3,077)
Net income attributable to FBL Financial Group, Inc.	**$ 15,915**	**$ 30,992**	**$ 18,021**	**$ 22,323**	**$ 28,677**
Operating income per common share - assuming dilution	**$ 0.76**	**$ 1.10**	**$ 0.66**	**$ 0.80**	**$ 0.98**
Earnings per common share - assuming dilution	**$ 0.53**	**$ 1.02**	**$ 0.59**	**$ 0.73**	**$ 0.93**
Weighted average common shares outstanding, (in thousands):					
Basic	30,090	30,179	30,279	30,387	30,428
Effect of dilutive securities	120	231	253	300	269
Diluted	30,210	30,410	30,532	30,687	30,697
Operating return on equity, excluding AOCI/L - last twelve months	5.5 %	9.6 %	10.7 %	10.3 %	10.8%
Operating return on equity, including AOCI/L - last twelve months	10.2 %	15.9 %	14.5 %	11.6 %	11.0%

FBL Financial Group, Inc.
Segment Information

We analyze operations by reviewing financial information regarding products that are aggregated into four product segments. The product segments are (1) Traditional Annuity - Exclusive Distribution ("Exclusive Annuity"), (2) Traditional Annuity - Independent Distribution ("Independent Annuity"), (3) Traditional and Universal Life Insurance and (4) Variable. We also have various support operations and corporate capital that are aggregated into the Corporate and Other segment.

The Exclusive Annuity segment primarily consists of fixed rate annuities and supplementary contracts (some of which involve life contingencies) sold through our exclusive agency distribution. Fixed rate annuities provide for tax-deferred savings and supplementary contracts provide for the systematic repayment of funds that accumulate interest. Fixed rate annuities consist primarily of flexible premium deferred annuities, but also include single premium deferred and immediate contracts. With fixed rate annuities, we bear the underlying investment risk and credit interest to the contracts at rates we determine, subject to interest rate guarantees.

The Independent Annuity segment consists of fixed rate and index annuities and supplementary contracts (some of which involve life contingencies) sold through our independent distribution or assumed through coinsurance agreements. With index annuity products, we bear the underlying investment risk and credit interest in an amount equal to a percentage of the gain in a specified market index, subject to minimum guarantees.

The Traditional and Universal Life Insurance segment consists of whole life, term life and universal life policies. These policies provide benefits upon the death of the insured and may also allow the customer to build cash value on a tax-deferred basis.

The Variable segment consists of variable universal life insurance and variable annuity contracts. These products are similar to universal life insurance and traditional annuity contracts, except the contract holder has the option to direct the cash value of the contract to a wide range of investment sub-accounts, thereby passing the investment risk to the contract holder.

The Corporate and Other segment consists of the following corporate items and products/services that do not meet the quantitative threshold for separate segment reporting:

- investments and related investment income not specifically allocated to our product segments;
- interest expense;
- accident and health insurance products, primarily a closed block of group policies;
- advisory services for the management of investments and other companies;
- marketing and distribution services for the sale of mutual funds and insurance products not issued by us; and
- leasing services, primarily with affiliates.

We analyze our segment results based on pre-tax operating income (loss). Accordingly, income taxes are not allocated to the segments. In addition, operating results are generally reported net of any transactions between the segments.

FBL Financial Group, Inc.
Consolidating Statements of Pre-tax Operating Income (Loss)

Quarter Ended September 30, 2010	Traditional Annuity - Exclusive	Traditional Annuity - Independent	Traditional & Universal Life Insurance	Variable	Corporate & Other	Consolidated
	(Dollars in thousands)					
Operating revenues:						
Interest sensitive and index product charges	$ 158	$ 5,510	$ 11,171	$ 11,549	$ —	$ 28,388
Traditional life insurance premiums	—	—	38,721	—	—	38,721
Net investment income	43,341	99,051	33,478	4,167	1,937	181,974
Derivative income (loss)	(668)	9,538	—	—	(498)	8,372
Other income	1	—	35	881	2,645	3,562
Total operating revenues	42,832	114,099	83,405	16,597	4,084	261,017
Benefits and expenses:						
Interest sensitive and index product benefits	24,925	82,988	13,452	3,952	—	125,317
Traditional life insurance benefits	—	—	24,451	—	—	24,451
Increase in traditional life future policy benefits	—	—	10,791	—	—	10,791
Distributions to participating policyholders	—	—	4,193	—	—	4,193
Underwriting, acquisition and insurance expenses:						
Commission expense, net of deferrals	—	—	2,626	771	—	3,397
Amortization of deferred policy acquisition costs	172	14,590	6,306	(1,032)	—	20,036
Amortization of value of insurance in force acquired	(92)	—	498	—	—	406
Other underwriting expenses	2,215	4,875	8,722	3,073	583	19,468
Total underwriting, acquisition and insurance expenses	2,295	19,465	18,152	2,812	583	43,307
Interest expense	—	—	—	—	6,099	6,099
Other expenses	—	—	—	998	3,312	4,310
Total benefits and expenses	27,220	102,453	71,039	7,762	9,994	218,468
	15,612	11,646	12,366	8,835	(5,910)	42,549
Net loss attributable to noncontrolling interest	—	—	—	—	26	26
Equity income, before tax	—	—	—	—	3,008	3,008
Pre-tax operating income (loss)	$ 15,612	$ 11,646	$ 12,366	$ 8,835	$ (2,876)	$ 45,583

FBL Financial Group, Inc.
Consolidating Statements of Pre-tax Operating Income (Loss) (Continued)

Quarter Ended September 30, 2009	Traditional Annuity - Exclusive	Traditional Annuity - Independent	Traditional & Universal Life Insurance	Variable	Corporate & Other	Consolidated
			(Dollars in thousands)			
Operating revenues:						
Interest sensitive and index product charges	$ 210	$ 10,444	$ 12,943	$ 11,313	$ —	$ 34,910
Traditional life insurance premiums	—	—	37,576	—	—	37,576
Net investment income	39,610	99,600	35,542	3,924	1,492	180,168
Derivative loss	(1,302)	(26,036)	—	—	(414)	(27,752)
Other income	—	—	273	466	3,849	4,588
Total operating revenues	38,518	84,008	86,334	15,703	4,927	229,490
Benefits and expenses:						
Interest sensitive and index product benefits	24,159	57,802	14,570	3,985	—	100,516
Traditional life insurance benefits	—	—	23,407	—	—	23,407
Increase in traditional life future policy benefits	—	—	9,991	—	—	9,991
Distributions to participating policyholders	—	—	4,760	—	—	4,760
Underwriting, acquisition and insurance expenses:						
Commission expense, net of deferrals	—	—	2,945	763	—	3,708
Amortization of deferred policy acquisition costs	(759)	15,235	6,639	(436)	—	20,679
Amortization of value of insurance in force acquired	398	—	410		—	808
Other underwriting expenses	2,106	6,363	6,934	5,062	481	20,946
Total underwriting, acquisition and insurance expenses	1,745	21,598	16,928	5,389	481	46,141
Interest expense	—	—			6,116	6,116
Other expenses	—	—		156	3,947	4,103
Total benefits and expenses	25,904	79,400	69,656	9,530	10,544	195,034
	12,614	4,608	16,678	6,173	(5,617)	34,456
Net loss attributable to noncontrolling interest	—	—	—	—	33	33
Equity income, before tax	—	—	—	—	216	216
Pre-tax operating income (loss)	$ 12,614	$ 4,608	$ 16,678	$ 6,173	$ (5,368)	$ 34,705

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Exclusive Distribution Segment

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
Pre-tax Operating Income			(Dollars in thousands)		
Operating revenues:					
Interest sensitive and index product charges	$ 210	$ 188	$ 125	$ 151	$ 158
Net investment income	39,610	39,355	41,151	42,808	43,341
Derivative loss:					
Proceeds from option settlements	—	148	249	168	52
Cost of money for call options	(79)	(76)	(71)	(73)	(69)
Cost of interest rate swaps	(1,223)	(1,235)	(680)	(653)	(651)
Total derivative loss	(1,302)	(1,163)	(502)	(558)	(668)
Other income	—	—	—	6	1
Total operating revenues	38,518	38,380	40,774	42,407	42,832
Benefits and expenses:					
Interest sensitive and index product benefits	24,159	23,910	24,229	25,278	24,925
Underwriting, acquisition and insurance expenses:					
Amortization of deferred policy acquisition costs	(759)	4,181	2,513	2,959	172
Amortization of value of insurance in force	398	(359)	21	80	(92)
Other underwriting expenses	2,106	2,277	2,121	2,272	2,215
Total underwriting, acquisition and insurance expenses	1,745	6,099	4,655	5,311	2,295
Total benefits and expenses	25,904	30,009	28,884	30,589	27,220
Pre-tax operating income	$ 12,614	$ 8,371	$ 11,890	$ 11,818	$ 15,612
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 2,564,785	$ 2,598,540	$ 2,833,004	$ 2,937,670	$2,980,444
Deferred policy acquisition costs	92,253	90,762	92,333	93,888	98,586
Value of insurance in force acquired	10,919	11,246	11,201	11,126	11,237
Liabilities and equity:					
Liabilities:					
Interest sensitive and index product reserves	$ 2,124,100	$ 2,160,705	$ 2,394,968	$ 2,482,923	$2,518,748
Other insurance reserves	372,266	367,712	368,713	368,482	368,622
Allocated equity, excluding AOCI/L	241,199	228,767	257,627	265,805	269,158
Other data:					
Number of direct contracts	53,090	53,116	53,169	53,350	53,313
Statutory portfolio yield net of assumed defaults	5.60%	5.65%	5.77%	5.72%	5.73%
Credited rate	3.90	3.77	3.74	3.71	3.66
Spread on direct fixed annuities at end of quarter (1)	1.70%	1.88%	2.03%	2.01%	2.07%
Interest sensitive and index product reserve					
Individual deferred annuity reserve:					
Balance, beginning of period	$ 1,704,497	$ 1,759,026	$ 1,800,646	$ 1,848,000	$1,896,788
Deposits	67,131	60,222	74,380	78,113	73,393
Withdrawals, surrenders and death benefits	(21,512)	(26,551)	(27,065)	(30,803)	(40,404)
Net flows	45,619	33,671	47,315	47,310	32,989
Policyholder interest/index credits	16,425	16,367	16,701	16,982	17,025
Annuitizations and other	(7,515)	(8,418)	(16,662)	(15,504)	(15,046)
Balance, end of period	1,759,026	1,800,646	1,848,000	1,896,788	1,931,756
Other interest sensitive reserves	365,074	360,059	546,968	586,135	586,992
Total interest sensitive and index product reserves	$ 2,124,100	$ 2,160,705	$ 2,394,968	$ 2,482,923	$2,518,748

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Independent Distribution Segment

Pre-tax Operating Income	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
			(Dollars in thousands)		
Operating revenues:					
Interest sensitive and index product charges	$ 10,444	$ 7,476	$ 6,267	$ 6,326	$ 5,510
Net investment income	99,600	97,904	96,831	97,284	99,051
Derivative income (loss):					
Proceeds from option settlements	349	26,899	31,112	34,751	30,660
Cost of money for call options	(26,385)	(23,677)	(21,947)	(21,200)	(21,122)
Total derivative income (loss)	(26,036)	3,222	9,165	13,551	9,538
Other income	—	2,777	—	—	—
Total operating revenues	84,008	111,379	112,263	117,161	114,099
Benefits and expenses:					
Interest sensitive and index product benefits:					
Fixed rate annuities:					
Interest credited and other	36,250	35,788	34,734	34,886	35,411
Amortization of deferred sales inducements	924	1,147	1,191	702	773
Total fixed annuity product benefits	37,174	36,935	35,925	35,588	36,184
Index annuities:					
Interest credited	11,385	9,729	7,834	8,032	9,273
Amortization of deferred sales inducements	7,665	8,973	8,032	7,851	7,635
Index credits	1,578	24,858	32,295	35,766	29,896
Total index product benefits	20,628	43,560	48,161	51,649	46,804
Total interest sensitive and index product benefits	57,802	80,495	84,086	87,237	82,988
Underwriting, acquisition and insurance expenses:					
Amortization of deferred policy acquisition costs	15,235	19,898	16,652	13,917	14,590
Other underwriting expenses	6,363	4,338	3,882	4,093	4,875
Total underwriting, acquisition and insurance expenses	21,598	24,236	20,534	18,010	19,465
Total benefits and expenses	79,400	104,731	104,620	105,247	102,453
Pre-tax operating income	$ 4,608	$ 6,648	$ 7,643	$ 11,914	$ 11,646
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 6,853,156	$ 6,798,158	$ 6,807,787	$ 6,782,211	$ 6,892,612
Deferred policy acquisition costs	445,130	421,508	415,341	414,492	426,675
Deferred sales inducements	265,894	254,603	252,865	253,957	263,351
Liabilities and equity:					
Liabilities:					
Interest sensitive and index product reserves - direct	$ 5,757,358	$ 5,746,517	$ 5,729,828	$ 5,699,426	$ 5,859,771
Interest sensitive and index product reserves - assumed	1,496,131	1,382,082	1,376,369	1,333,811	1,307,270
Other insurance reserves	154,737	152,169	153,931	158,848	158,381
Allocated equity, excluding AOCI/L	423,603	345,014	364,301	360,896	367,583

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional Annuity - Independent Distribution Segment (Continued)

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
			(Dollars in thousands)		
Other data:					
Number of direct contracts	89,472	88,486	87,877	87,699	**87,127**
Fixed rate annuitites:					
Statutory portfolio yield net of assumed defaults (2)	5.73%	5.80%	5.61%	5.60%	**5.57%**
Credited rate	4.94	4.94	4.94	4.93	**4.92**
Spread on direct fixed rate annuities at end of quarter (1)	0.79%	0.86%	0.67%	0.67%	**0.65%**
Index annutities:					
Statutory portfolio yield net of assumed defaults (3)	5.84%	5.84%	5.66%	5.66%	**5.65%**
Credited rate/option cost	3.51	3.41	3.33	3.25	**3.19**
Spread on direct index annuities at end of quarter (1)	2.33%	2.43%	2.33%	2.41%	**2.46%**
Interest sensitive and index product reserve activity:					
Individual deferred annuity reserve:					
Balance, beginning of period	$7,273,729	$7,225,663	$7,100,455	$7,077,823	**$7,004,760**
Deposits	43,216	34,989	39,493	77,138	**100,770**
Withdrawals, surrenders and death benefits	(237,865)	(188,304)	(163,575)	(173,790)	**(204,029)**
Net flows	(194,649)	(153,315)	(124,082)	(96,652)	**(103,259)**
Policyholder interest/index credits	50,265	70,234	75,066	81,728	**79,472**
Derivative value change and other	96,318	(42,127)	26,384	(58,139)	**56,740**
Balance, end of period	7,225,663	7,100,455	7,077,823	7,004,760	**7,037,713**
Other interest sensitive reserves	27,826	28,144	28,374	28,477	**129,328**
Total interest sensitive and index product reserves	$7,253,489	$7,128,599	$7,106,197	$7,033,237	**$7,167,041**

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

(2) Q1 2010 includes a 17 basis point increase in the default charge assumption.

(3) Q1 2010 includes a 14 basis point increase in the default charge assumption.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional and Universal Life Insurance Segment

Pre-tax Operating Income	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
		(Dollars in thousands, except face amounts in millions)			
Operating revenues:					
Interest sensitive product charges	$ 12,943	$ 10,367	$ 11,413	$ 11,420	$ 11,171
Traditional life insurance premiums	37,576	39,191	39,245	42,791	38,721
Net investment income	35,542	32,562	32,863	33,354	33,478
Other income	273	8,431	26	210	35
Total operating revenues	86,334	90,551	83,547	87,775	83,405
Benefits and expenses:					
Interest sensitive product benefits:					
Interest credited	9,136	(3,499)	7,300	7,353	7,301
Death benefits	5,434	7,312	6,081	6,760	6,151
Total interest sensitive product benefits	14,570	3,813	13,381	14,113	13,452
Traditional life insurance benefits:					
Death benefits	14,492	13,804	17,756	12,496	14,929
Surrender and other benefits	8,915	10,016	9,810	9,690	9,522
Total traditional life insurance benefits	23,407	23,820	27,566	22,186	24,451
Increase in traditional life future policy benefits	9,991	5,947	9,741	9,025	10,791
Distributions to participating policyholders	4,760	4,678	4,673	4,387	4,193
Underwriting, acquisition and insurance expenses:					
Commission expense, net of deferrals	2,945	2,484	2,970	2,617	2,626
Amortization of deferred policy acquisition costs	6,639	6,228	5,949	6,697	6,306
Amortization of value of insurance in force acquired	410	776	531	513	498
Other underwriting expenses	6,934	7,872	7,625	8,699	8,722
Total underwriting, acquisition and insurance expenses	16,928	17,360	17,075	18,526	18,152
Total benefits and expenses	69,656	55,618	72,436	68,237	71,039
Pre-tax operating income	$ 16,678	$ 34,933	$ 11,111	$ 19,538	$ 12,366
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 2,268,086	$ 2,085,371	$ 2,089,704	$ 2,104,604	$ 2,140,043
Deferred policy acquisition costs	251,482	237,665	240,640	242,717	243,756
Deferred sales inducements	6,110	6,626	6,979	7,061	7,091
Value of insurance in force acquired	24,660	23,877	23,346	22,833	22,335
Liabilities and equity:					
Liabilities:					
Interest sensitive reserves	$ 770,952	$ 628,363	$ 628,935	$ 630,016	$ 631,536
Other insurance reserves	1,487,392	1,436,162	1,447,693	1,455,995	1,468,895
Allocated equity, excluding AOCI/L	344,665	294,875	309,955	313,155	315,358

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income
Traditional and Universal Life Insurance Segment (Continued)

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
		(Dollars in thousands, except face amounts in millions)			
Other data:					
Number of direct policies - traditional life	339,190	342,791	344,253	346,303	**346,548**
Number of direct policies - universal life	55,297	55,729	56,037	56,158	**56,129**
Direct face amounts - traditional life	$ 32,781	$ 33,685	$ 34,284	$ 35,040	**$ 35,469**
Direct face amounts - universal life	$ 4,923	$ 4,980	$ 5,028	$ 5,068	**$ 5,080**
Statutory portfolio yield net of assumed defaults	6.27%	6.25%	6.22%	6.13%	**6.15%**
Credited rate	4.37	4.34	4.29	4.29	**4.28**
Spread on direct universal life at end of quarter (1)	1.90%	1.91%	1.93%	1.84%	**1.87%**
Interest sensitive reserve activity:					
Balance, beginning of period	$ 769,618	$ 770,952	$ 628,363	$ 628,935	**$ 630,016**
Deposits	13,899	12,858	13,171	13,597	**13,838**
Withdrawals and surrenders	(6,896)	(6,662)	(6,658)	(6,738)	**(5,498)**
Net flows	7,003	6,196	6,513	6,859	**8,340**
Policyholder interest credited	8,239	(4,234)	6,538	6,570	**6,554**
Policy charges	(12,305)	(10,794)	(11,477)	(11,634)	**(11,638)**
Benefits and other	(1,603)	(133,757)	(1,002)	(714)	**(1,736)**
Balance, end of period	$ 770,952	$ 628,363	$ 628,935	$ 630,016	**$ 631,536**

(1) Point-in-time spread at the balance sheet date used by management for decision making, which differs from the spread earned during the reporting period disclosed in the Form 10Q or 10K.

FBL Financial Group, Inc.
Statements of Pre-tax Operating Income (Loss)
Variable Segment

Pre-tax Operating Income (Loss)	**Q3 2009**	**Q4 2009**	**Q1 2010**	**Q2 2010**	**Q3 2010**
		(Dollars in thousands, except face amounts in millions)			
Operating revenues:					
Interest sensitive product charges	$ 11,313	$ 11,717	$ 12,196	$ 12,530	**$ 11,549**
Net investment income	3,924	3,941	4,026	4,100	**4,167**
Other income	466	388	693	593	**881**
Total operating revenues	15,703	16,046	16,915	17,223	**16,597**
Benefits and expenses:					
Interest sensitive product benefits:					
Interest credited	2,218	863	2,229	2,270	**2,319**
Death benefits	1,767	5,387	3,257	3,787	**1,633**
Total interest sensitive product benefits	3,985	6,250	5,486	6,057	**3,952**
Underwriting, acquisition and insurance expenses:					
Commission expense, net of deferrals	763	695	797	666	**771**
Amortization of deferred policy acquisition costs	(436)	734	2,342	9,145	**(1,032)**
Other underwriting expenses	5,062	5,033	4,546	3,027	**3,073**
Total underwriting, acquisition and insurance expenses	5,389	6,462	7,685	12,838	**2,812**
Other expenses	156	195	204	481	**998**
Total benefits and expenses	9,530	12,907	13,375	19,376	**7,762**
Pre-tax operating income (loss)	$ 6,173	$ 3,139	$ 3,540	$ (2,153)	**$ 8,835**
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 246,173	$ 254,507	$ 256,788	$ 261,490	**$ 269,887**
Deferred policy acquisition costs	154,985	155,221	154,886	147,489	**149,024**
Deferred sales inducements	2,564	2,601	2,570	2,557	**2,557**
Separate account assets	677,142	702,073	726,825	658,820	**705,156**
Liabilities and equity:					
Liabilities:					
Interest sensitive reserves	$ 226,842	$ 231,838	$ 237,758	$ 244,359	**$ 250,644**
Other insurance reserves	32,796	30,595	30,872	29,497	**31,251**
Separate account liabilities	677,142	702,073	726,825	658,820	**705,156**
Allocated equity, excluding AOCI/L	113,930	97,379	104,160	105,776	**108,515**
Rollforward of separate account balances:					
Beginning separate account balance	$ 595,047	$ 677,142	$ 702,073	$ 726,825	**$ 658,820**
Net premiums	18,146	14,169	14,606	14,380	**5,166**
Net investment income (loss)	83,227	31,156	35,000	(57,344)	**64,559**
Charges, benefits and surrenders	(19,278)	(20,394)	(24,854)	(25,041)	**(23,389)**
Ending separate account balance	$ 677,142	$ 702,073	$ 726,825	$ 658,820	**$ 705,156**
Separate account balance:					
Balance per financial statements	$ 677,142	$ 702,073	$ 726,825	$ 658,820	**$ 705,156**
Less: alliance partners' share	(16,200)	(16,825)	(17,337)	(15,632)	**(16,830)**
Add: alliance partner separate account assets on business assumed	64,288	67,808	72,662	67,251	**74,134**
	$ 725,230	$ 753,056	$ 782,150	$ 710,439	**$ 762,460**
Other data:					
Number of direct contracts - variable annuity	20,034	19,827	19,614	19,385	**18,963**
Number of direct policies - variable universal life	59,090	58,429	57,750	57,076	**56,253**
Direct face amounts - variable universal life	$ 7,427	$ 7,360	$ 7,270	$ 7,181	**$ 7,078**

FBL Financial Group, Inc.
Statements of Pre-tax Operating Loss
Corporate and Other Segment

Pre-tax Operating Loss	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
			(Dollars in thousands)		
Operating revenues:					
Net investment income	$ 1,492	$ 3,882	$ 3,218	$ 2,362	$ **1,937**
Derivative loss	(414)	(524)	(519)	(519)	**(498)**
Other income	3,849	3,304	2,300	3,122	**2,645**
Total operating revenues	4,927	6,662	4,999	4,965	**4,084**
Benefits and expenses:					
Other underwriting and insurance expenses	481	554	645	528	**583**
Interest expense	6,116	6,116	6,118	6,117	**6,099**
Other expenses	3,947	4,126	4,050	4,574	**3,312**
Total benefits and expenses	10,544	10,796	10,813	11,219	**9,994**
	(5,617)	(4,134)	(5,814)	(6,254)	**(5,910)**
Net loss attributable to noncontrolling interest	33	18	14	39	**26**
Equity income, before tax	216	691	1,684	1,857	**3,008**
Pre-tax operating loss	$ (5,368)	$ (3,425)	$ (4,116)	$ (4,358)	$ **(2,876)**
Selected balance sheet data, securities at cost:					
Assets:					
Investments	$ 391,225	$ 392,648	$ 358,061	$ 366,331	$ **382,744**
Securities and indebtedness of related parties	19,145	46,520	50,062	50,859	**55,196**
Liabilities and equity:					
Liabilities:					
Insurance reserves	$ 62,905	$ 61,706	$ 62,780	$ 62,058	$ **61,218**
Debt	371,064	371,084	371,105	371,126	**371,147**
Equity, excluding AOCI/L	(164,191)	23,850	(28,146)	(18,314)	**(3,913)**

FBL Financial Group, Inc.
Deferred Policy Acquisition Costs/Deferred Sales Inducements by Segment

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
			(Dollars in thousands)		
Traditional Annuity - Exclusive Distribution					
Balance - beginning of period	$ 87,990	$ 92,253	$ 90,762	$ 92,333	$ 93,888
Capitalization:					
Commissions	2,696	3,035	3,836	3,782	3,759
Expenses	761	523	749	785	952
Total capitalization	3,457	3,558	4,585	4,567	4,711
Amortization - operating basis, before impact of unlocking	(2,703)	(4,181)	(2,513)	(2,959)	(935)
Amortization - unlocking, operating basis	3,462	—	—	—	763
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	47	(868)	(501)	(53)	159
Balance - end of period	$ 92,253	$ 90,762	$ 92,333	$ 93,888	$ 98,586
Traditional Annuity - Independent Distribution					
Balance - beginning of period	$ 721,382	$ 711,024	$ 676,111	$ 668,206	$ 668,449
Impact of reclassification of realized losses to AOCI/L	—	—	—	—	7,719
Capitalization:					
Commissions	2,202	1,541	2,128	6,364	10,512
Expenses	481	979	1,112	874	1,032
Deferral of sales inducements	3,267	2,430	2,486	5,414	7,369
Total capitalization	5,950	4,950	5,726	12,652	18,913
Amortization - operating basis, before impact of unlocking	(23,824)	(24,087)	(25,875)	(23,894)	(26,049)
Amortization - unlocking, operating basis	—	(5,931)	—	1,424	3,051
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	7,516	(8,150)	12,244	10,061	17,943
Reinsurance recapture	—	(1,695)	—	—	—
Balance - end of period	$ 711,024	$ 676,111	$ 668,206	$ 668,449	$ 690,026
Traditional & Universal Life Insurance					
Balance - beginning of period	$ 257,386	$ 257,592	$ 244,291	$ 247,619	$ 249,778
Capitalization:					
Commissions	3,012	5,655	4,582	4,431	3,659
Expenses	3,939	4,600	4,437	4,355	3,604
Deferral of sales inducements	40	578	445	123	91
Total capitalization	6,991	10,833	9,464	8,909	7,354
Amortization - operating basis, before impact of unlocking	(6,076)	(6,293)	(6,037)	(6,738)	(5,780)
Amortization - unlocking, operating basis	(681)	—	—	—	(586)
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	(28)	(13)	(99)	(12)	81
Reinsurance recapture	—	(17,828)	—	—	—
Balance - end of period	$ 257,592	$ 244,291	$ 247,619	$ 249,778	$ 250,847

Deferred Policy Acquisition Costs/Deferred Sales Inducements by Segment (Continued)

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
			(Dollars in thousands)		
Variable					
Balance - beginning of period	$ 155,435	$ 157,549	$ 157,821	$ 157,456	$ 150,046
Capitalization:					
Commissions	1,326	1,462	1,567	1,587	766
Expenses	547	357	408	381	200
Deferral of sales inducements	3	41	47	16	12
Total capitalization	1,876	1,860	2,022	1,984	978
Amortization - operating basis, before impact of unlocking	793	(731)	(2,419)	(9,325)	(342)
Amortization - unlocking, operating basis	(404)	—	—	151	1,362
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	(151)	(857)	32	(220)	(463)
Balance - end of period	$ 157,549	$ 157,821	$ 157,456	$ 150,046	$ 151,581
Total					
Balance - beginning of period	$ 1,222,193	$ 1,218,418	$ 1,168,985	$ 1,165,614	$ 1,162,161
Capitalization:					
Commissions	9,236	11,693	12,113	16,164	18,696
Expenses	5,728	6,459	6,706	6,395	5,788
Deferral of sales inducements	3,310	3,049	2,978	5,553	7,472
Total capitalization	18,274	21,201	21,797	28,112	31,956
Amortization - operating basis, before impact of unlocking	(31,810)	(35,292)	(36,844)	(42,916)	(33,106)
Amortization - unlocking, operating basis	2,377	(5,931)	—	1,575	4,590
Amortization - realized gains/losses on investments and unrealized gains/losses on derivatives	7,384	(9,888)	11,676	9,776	17,720
Reinsurance recapture	—	(19,523)	—	—	—
Balance - end of period	1,218,418	1,168,985	1,165,614	1,162,161	1,191,040
Impact of realized/unrealized gains/losses in AOCI/L	257,896	292,019	165,523	(64,632)	(284,139)
Deferred policy acquisition costs/deferred sales inducements	$ 1,476,314	$ 1,461,004	$ 1,331,137	$ 1,097,529	$ 906,901

FBL Financial Group, Inc.
Collected Premiums

	Q3 2009	Q4 2009	Q1 2010	Q2 2010	Q3 2010
			(Dollars in thousands)		
Traditional Annuity - Exclusive Distribution					
First year - individual	$ 49,308	$ 34,407	$ 38,625	$ 47,037	$ 41,926
Renewal - individual	19,495	25,538	37,076	32,391	31,812
Group	4,235	2,928	2,983	2,563	2,423
Total Traditional Annuity - Exclusive Distribution	73,038	62,873	78,684	81,991	76,161
Traditional Annuity - Independent Distribution					
Fixed rate annuities	16,021	15,637	18,648	24,033	16,150
Index annuities	31,396	24,078	28,688	63,411	90,733
Total direct	47,417	39,715	47,336	87,444	106,883
Reinsurance assumed	284	209	320	361	373
Total Traditional Annuity - Independent Distribution, net of reinsurance	47,701	39,924	47,656	87,805	107,256
Traditional and Universal Life Insurance					
Universal life:					
First year (2)	2,032	2,140	2,170	2,258	3,741
Renewal	9,558	10,203	10,795	11,257	10,092
Total	11,590	12,343	12,965	13,515	13,833
Participating whole life:					
First year	2,959	2,825	2,691	3,477	2,396
Renewal	22,415	23,440	23,747	25,472	22,754
Total	25,374	26,265	26,438	28,949	25,150
Term life and other:					
First year	2,870	3,335	3,385	3,394	3,084
Renewal	13,635	13,972	14,662	14,959	15,200
Total	16,505	17,307	18,047	18,353	18,284
Total Traditional and Universal Life Insurance	53,469	55,915	57,450	60,817	57,267
Reinsurance assumed	2,633	—	—	—	—
Reinsurance ceded	(4,360)	(5,108)	(5,399)	(5,314)	(4,578)
Total Traditional and Universal Life Insurance, net of reinsurance	51,742	50,807	52,051	55,503	52,689
Variable					
Variable annuities:					
Exclusive distribution:					
First year	7,875	7,176	7,472	7,216	1,015
Renewal	4,012	5,012	5,995	6,264	4,304
Total	11,887	12,188	13,467	13,480	5,319
Alliance channel:					
First year (1)	2,310	2,409	3,463	4,172	4,433
Renewal (1)	603	637	1,358	1,197	762
Total	2,913	3,046	4,821	5,369	5,195
Total variable annuities	14,800	15,234	18,288	18,849	10,514
Variable universal life:					
Exclusive distribution:					
First year	449	340	393	431	232
Renewal	11,347	10,826	11,436	11,324	10,649
Total	11,796	11,166	11,829	11,755	10,881
Alliance channel:					
First year (1)	61	40	57	44	30
Renewal (1)	433	423	473	430	392
Total	494	463	530	474	422
Total variable universal life	12,290	11,629	12,359	12,229	11,303
Total Variable	27,090	26,863	30,647	31,078	21,817
Reinsurance ceded	(281)	(228)	(197)	(191)	(241)
Total Variable, net of reinsurance	26,809	26,635	30,450	30,887	21,576
Corporate and Other					
Accident and health premiums collected, net of reinsurance	30	254	70	29	36
Total collected premiums, net of reinsurance	$ 199,320	$ 180,493	$ 208,911	$ 256,215	$ 257,718

(1) Amounts are net of portion ceded to and include amounts assumed from alliance partners.

(2) Q2 2010 includes $0.2 million and Q3 2010 includes $1.4 million relating to our EquiTrust Life independent distribution channel.

FBL Financial Group, Inc.
Parent Company Liquidity

	January - September Actual 2010	October - December Projected 2010 (3)	Total 2010
		(Dollars in thousands)	
Total cash and invested assets, beginning of period	$ 17,040	$ 19,046	$ 17,040
Sources:			
Dividends from insurance subsidiaries	15,000	5,000	20,000
Dividends from noninsurance subsidiaries	1,100	1,200	2,300
Investment income	452	135	587
Management fees from subsidiaries and affiliates	4,845	1,653	6,498
Total sources	21,397	7,988	29,385
Uses:			
Interest expense	(18,644)	(5,719)	(24,363)
Stockholders' dividends (1)	(5,775)	(1,931)	(7,706)
General expenses	(6,031)	(2,255)	(8,286)
Total uses	(30,450)	(9,905)	(40,355)
Other, net (2)	11,059	5,901	16,960
Total cash and invested assets, end of period	$ 19,046	$ 23,030	$ 23,030

(1)   The projected dividends are based on quarterly rates of $0.0075 per Series B redeemable preferred share and $0.0625 per common share. The common stock dividend rate for 2010 is pending quarterly board of directors approval.

(2)   Primarily due to settling amounts due to/from affiliates and external parties, which may fluctuate from period to period due to timing.

(3)   Based on best estimates at September 30, 2010; actual results may differ materially.

FBL Financial Group, Inc.
Other Information

	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
			(Dollars in thousands, except per share data)		
Capitalization:					
Senior notes with affilitates, due Nov 2011	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Senior notes, due 2014	75,267	75,253	75,240	75,227	75,213
Senior notes, due 2017	98,797	98,831	98,865	98,899	98,934
Trust preferred securities, due 2047	97,000	97,000	97,000	97,000	97,000
Total debt	371,064	371,084	371,105	371,126	371,147
Preferred stock	3,000	3,000	3,000	3,000	3,000
Common stockholders' equity, excluding AOCI/L	956,206	986,886	1,004,898	1,027,318	1,050,974
Total capitalization, excluding AOCI/L	1,330,270	1,360,970	1,379,003	1,401,444	1,425,121
Accumulated other comprehensive income (loss)	(116,996)	(118,730)	(35,512)	44,144	116,453
Total capitalization, including AOCI/L	$ 1,213,274	$ 1,242,240	$ 1,343,491	$ 1,445,588	$ 1,541,574
Common shares outstanding	30,452,023	30,475,979	30,768,203	30,822,113	30,865,606
Book Value per Share:					
Excluding AOCI/L	$ 31.40	$ 32.38	$ 32.66	$ 33.33	$ 34.05
Including AOCI/L	27.56	28.49	31.51	34.76	37.82
Debt-to-Capital Ratio:					
Excluding AOCI/L	27.9%	27.3%	26.9%	26.5%	26.0%
Including AOCI/L	30.6	29.9	27.6	25.7	24.1
Debt-to-Capital Ratio with 100% Credit for Trust Preferred Securities:					
Excluding AOCI/L	20.6%	20.1%	19.9%	19.6%	19.2%
Including AOCI/L	22.6	22.1	20.4	19.0	17.8
Class A Common Ownership:					
Iowa Farm Bureau Federation	52.6%	52.5%	52.0%	52.0%	51.9%
Other Farm Bureau entities	8.7	8.6	8.4	7.5	7.4
Public	38.7	38.9	39.6	40.5	40.7
	100.0%	100.0%	100.0%	100.0%	100.0%

FBL Financial Group, Inc.

Other Information (Continued)

	September 30, 2009	December 31, 2009	March 31, 2010	June 30, 2010	September 30, 2010
Quality of Fixed Income Securities:					
(AAA, AA, A)	56.8%	60.0%	60.3%	61.9%	**61.8%**
(BBB)	36.4	34.4	34.0	32.9	**33.0**
(BB)	4.3	4.1	4.3	3.8	**3.7**
(<BB)	2.5	1.5	1.4	1.4	**1.5**
Investment by Type:					
Fixed maturities	60.3%	61.3%	61.2%	61.9%	**62.2%**
Residential mortgage-backed	16.1	16.1	15.3	15.4	**14.7**
Commercial mortgage-backed	6.1	6.2	6.1	6.1	**6.1**
Other asset-backed	1.1	1.1	2.4	2.6	**3.3**
Mortgage loans	11.0	11.1	10.6	10.2	**9.6**
Equity securities	0.5	0.5	0.6	0.6	**0.6**
Other	4.9	3.7	3.8	3.2	**3.5**
Agent Strength Totals:					
Farm Bureau Life channel:					
8-state Farm Bureau Property & Casualty channel	1,234	1,219	1,210	1,216	**1,228**
7 life-only states	805	801	795	800	**795**
Total Farm Bureau Life channel	2,039	2,020	2,005	2,016	**2,023**
Percentage registered representatives	78.5%	77.3%	76.8%	75.6%	**74.4%**
EquiTrust Life channel:					
Independent agents	20,129	20,195	20,175	18,089	**18,077**